# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DEEP ISOLATION NUCLEAR, INC., CIK 0001918080
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2001 Addison Street, Suite 300, Berkeley, California (CA), 94704
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0002081850
Persons authorized to receive notices and communications: Jeff Dodd, 600 Travis Street,, Suite 4200, Houston, Texas (TX), 77002, (713) 220-4736

## Reporting persons
- Elizabeth Muller (CIK 0002081850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,663,479; shared voting power 0; sole dispositive power 12,663,479; shared dispositive power 0; aggregate amount beneficially owned 12,663,479 (22.1% of the class)
  Comment: 1 Consists of (i) 11,704,270 shares of Common Stock held directly by the Reporting Person and (ii) 959,209 shares of Common Stock underlying options which are exercisable within 60 days of July 23, 2025.
  
  2 Based on 57,372,749 shares of Common Stock issued and outstanding as of July 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: DEEP ISOLATION NUCLEAR, INC.
Address of issuer's principal executive offices: 2001 Addison Street, Suite 300, Berkeley, California (CA), 94704

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Elizabeth Muller (the "Reporting Person").
Residence or business address:
c/o Deep Isolation Nuclear, Inc.
2001 Addison Street, Suite 300
Berkeley, CA 94704
Present principal occupation or employment: The Reporting Person is Director and part-time Executive Advisor of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock to which this Schedule 13D relate were acquired by the Reporting Person in connection with the merger of the Issuer's wholly owned subsidiary, Deep Isolation Acquisition Corp., with and into Deep Isolation, Inc., a Delaware corporation ("Deep Isolation") (the "Merger") pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 23, 2025, by and among the Issuer, Deep Isolation Acquisition Corp. and Deep Isolation (the "Merger Agreement"), and concurrent private placement of shares of the Issuer's Common Stock (the "Offering," and together with the Merger the "Transactions"). As a result of the Merger, Deep Isolation continued as the surviving corporation and became the wholly owned subsidiary of the Issuer.

Pursuant to the terms of the Merger Agreement, each outstanding share of Deep Isolation capital stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 25.837283 shares of the Issuer's Common Stock, rounded to the nearest whole share. The Merger closed on July 23, 2025 (the "Closing Date"). An aggregate of 4,166 shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in the Offering pursuant to the Subscription Agreement, dated July 23, 2025, by and between the Issuer and the purchasers named therein (the "Subscription Agreement"). The aggregate purchase price for these 4,166 shares of Common Stock was $25,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock in connection with the Transactions. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as a Director and part-time Executive Advisor of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for her personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to her investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock that the Reporting Person may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 57,372,749 shares of Common Stock issued and outstanding as of July 23, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2025 (the "Super 8-K"). Based on the foregoing, the Reporting Person may be deemed to beneficially own 22.1% of the Issuer's Common Stock in the aggregate, rounded to the nearest tenth. As of the Closing Date, the Reporting Person beneficially owned, in the aggregate, 12,663,479 shares of Common Stock, comprised of (i) 11,704,270 shares of Common Stock held directly by the Reporting Person and (ii) 959,209 shares of Common Stock underlying options which are exercisable within 60 days of July 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Transactions, the Reporting Person is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of12,663,479 shares of Common Stock, which includes 959,209 shares of Common Stock underlying options which are exercisable within 60 days of July 23, 2025.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no other reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

In connection with the Merger and the Offering, on July 23, 2025, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which, the Issuer has agreed that promptly, but no later than 45 calendar days after the date on which the Super 8-K is first filed by the Issuer with the SEC, the Issuer will file, subject to customary exceptions, a registration statement with the SEC, covering, among other securities, the shares of the Common Stock issued in the Offering and the shares of Common Stock issued to Deep Isolation's stockholders as a result of the Merger and the related share conversion.

Subscription Agreement

Concurrently with the closing of the Merger, the Issuer sold 11,012,387 shares of Common Stock pursuant to the Subscription Agreement at a purchase price of $3.00 per share. The aggregate gross proceeds from the Offering were approximately $33.0 million.

The foregoing summaries of the Merger Agreement, the Registration Rights Agreement and the Subscription Agreement are qualified by the actual terms of the Merger Agreement, the Registration Rights Agreement and the Subscription Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Agreement and Plan of Merger and Reorganization, dated July 23, 2025, by and among the Issuer, Deep Isolation Acquisition Corp. and Deep Isolation (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 000-56406), as filed with the SEC on July 28, 2025).

Exhibit 2 Subscription Agreement, dated July 23, 2025, by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 000-56406), as filed with the SEC on July 28, 2025).

Exhibit 3 Form of Registration Rights Agreement by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K (File No. 000-56406), as filed with the SEC on July 28, 2025).

## Signatures
- Elizabeth Muller: /s/ Elizabeth Muller, Elizabeth Muller (08/18/2025)